BB 5/6 8-41437

10028718

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC Mail Processing Section
MAY 03 2010
Washington, DC
110

SEC FILE NUMBER
8-41437

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOWELL & COMPANY INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4021 84th ST SUITE 100
(No. and Street)

LUBBOCK (City) TX (State) 79423 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TERI McNEELY 806-747-2644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER AND TIDWELL, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 GREENWAY PLAZA, SUITE 1800 (Address) HOUSTON (City) TEXAS (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 5/6

OATH OR AFFIRMATION

I, WILLIAM H. LOWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOWELL & COMPANY INC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA GAYLE JORDAN
Notary Public, State of Texas
My Commission Expires
January 09, 2014

Signature

PRESIDENT
Title

Linda Gayle Jordan
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

weaver

February 24, 2010

To the Board of Directors
and the Management of Lowell and Company, Inc.

In planning and performing our audit of the financial statements of Lowell and Company, Inc. (the Company) as of and for the year ended 12/31/2009, in accordance with auditing standards generally accepted in the United States of America, we considered Lowell and Company, Inc.'s internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

Monitoring Controls
Observation: We noted several audit adjustments related to fixed assets including the capitalization of depreciation expense, expensing of fixed assets, and no retirement of abandoned leasehold improvements. We also noted adjustments related to deposits, and prepaid assets that should have been capitalized.

Recommendation: A detailed monthly review of the financial statements should include such items as, a list of unusual or nonrecurring accounting events and their accounting treatment, comparisons to budget or prior month's/year's financials as well as ratio analysis for income statement accounts where plausible relationships exist. This will help identify variability in the income statement that could indicate improperly recorded transactions.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: (713) 850 8787 F: (713) 850 1673

Reliance on a Third Party CPA
Observation: Within the Company financial records several adjustments were recorded based on advice and schedules prepared by a third party CPA. In our review of these entries we noted inadequate support was provided where management could effectively review or re-perform the work.

Recommendation: We advise the Company to seek detailed support as well as the accounting rationale when a third party CPA is consulted on accounting and other bookkeeper matters. The Company should perform a review of the detailed support as well as the accounting rationale, as management is responsible for all transactions in the financial statements.

Revenue Recognition and Account Receivable
Observation: We noted the Company utilizes the direct write-off method to record uncollectible commissions and other receivables. This method is a violation of the generally accepted accounting standards of the United States of America, and fails to properly match the Company's revenue and expenses. We noted one receivable whose collectability was uncertain in addition to the recorded of one credit memo in the incorrect accounting period.

Recommendation: As the Company records revenue and accounts receivable as an estimate at the time of the trade, we recommend the Company develop a system to monitor the accuracy of these estimates. This process should be applied to all significant brokered transactions where the commission has yet to be collected. In developing its estimate of commission adjustments, the Company should consider such items as historical deviations between the blue ticket and actual recorded amounts. The Company should consider whether these historical deviations are isolated to particular investment funds or investment advisors. Based on the underlying nature of the deviations and the Company's history of collections, the allowance for commission estimates will be best presented as a contra revenue account.

During our audit, we noted certain matters involving the internal control and other operational matters that are presented for your consideration. We will review the status of these comments during our next audit engagement. Our comments and recommendations, all of which have been discussed with appropriate members of management, are intended to improve the internal control or result in other operating efficiencies. We will be pleased to discuss these comments in further detail at your convenience, perform any additional study of these matters, or assist you in implementing the recommendations. Our comments are summarized as follows:

Accrual Accounting
Observation: We noted the entity did not accrue in the prior year financials Texas franchise taxes, and payroll expenses. Accurate accrual of liabilities ensures the financial statement appropriately reflect the costs of the business for the period.

Recommendation: We recommend management prepare a checklist of all potential year-end accruals and document where they are recorded and if they are not recorded why an accrual is not necessary.

Lease Accounting

Observation: During the performance of the audit we noted three instances where the entity had incorrectly accounted for the treatment of its leases. These instances include; not recording rent expense on a straight line basis, not recording leasehold incentives, and the incorrect recording and amortization of its capital leases.

Recommendation: When new leases are entered the entity should consult the Financial Accounting Standards Board (FASB) Accounting Standards Concept 840 which superseded FASB statement No. 13 and other related lease accounting literature.

QuickBooks

Observation: We noted the Company utilizes separate QuickBook file for Lowell and Company, Inc. and Lowell Asset Management. The need for separate accounts is driven by state of Texas requirements; however, the dual record keeping can cause inefficiencies for the Company and manual calculations for the quarterly filing of the FOCUS report.

Recommendation: We propose the Company create a new company in QuickBooks to bring over current account balances from Lowell and Company, Inc. and Lowell Asset management as of 4/1/2010.The new company would consist of established transaction classes, enabling the Company, through the use of already implemented controls within QuickBooks, to have separate transactions and create separate or single financial statements.

In the lists drop down menu, the option Class List enables one assign a class to each transaction. We recommend the establishment of two transaction classes, one to be used for all transactions effecting Lowell and Company, Inc. and one for Lowell Asset Management. Accounts from Lowell and Co. and Lowell Asset Management would be brought over as is to the new company. A credit (debit) would be made to current retained earnings as a plug for all earnings (losses) in the first quarter of 2010. The new company would properly reflect all financial activity for the year ended December 31, 2010. Detailed transactions for the first quarter of 2010 would still be maintained in the old separate company files. QuickBooks has the following controls established over recording transactions by class.

Controls (preventative): Once transaction types are established, QuickBooks displays a pop up box as a warning whenever an attempt is made to enter a transaction that does not have an assigned transaction class.

Controls (detective): If a transaction is entered without an assigned transaction class, a Profit and Loss by Class report will display unassigned amounts and the accounts that were affected.

We also encourage the Company to evaluate and formally document their position on whether their part time clerical staff meets the definition of a self-employed contractor as defined by the Texas Workforce Commission. Through the execution of this analysis the Company will mitigate potential exposure to delinquent employee taxes, along with penalties and interest.

This communication is intended solely for the information and use of management, the Board of Directors, and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL L.L.P.